Exhibit 3.5

NOW, THEREFORE, BE IT RESOLVED, that the second paragraph of Article I, Section 8 (Notice of Stockholder Nomination and Stockholder Business) of the Bylaws be deleted in its entirety and replaced with the following:

A notice of the intent of a stockholder to make a nomination or to bring any other matter before the meeting shall be made in writing and received by the Secretary of the Corporation not more than 180 days and not less than 120 days in advance of the annual meeting, or in the event of a special meeting of stockholders, such notice shall be received by the Secretary of the Corporation not later than the earlier of (i) the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders, or (ii) the close of the day next preceding the meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) 120th~~the ninetieth~~ day prior to such annual meeting or (ii) 10th~~the tenth~~ day following the day on which public announcement of the date of such meeting is first made.